EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE

The basic net loss per share is determined by dividing the net loss by the weighted average common shares outstanding.  The diluted net loss per share includes Common Stock equivalents (options and warrants).

	2004		2003
	Basic	Diluted	Basic	Diluted

Net Loss	$(236,825)	$(236,825)	$(391,058)	$(391,058)

Average Shares Outstanding	763,565	763,565	801,065	801,065

Effect of dilutive securities:

Options *	-	-	-	-

Warrants *	-	-	-	-

Equivalent shares	763,565	763,565	801,065	801,065

Loss per Share	$(0.31)	$(0.31)	$(0.49)	$(0.49)

*	All potential common shares are anti-dilutive for 2004 and 2003 and are excluded from the calculation of loss per share.